September 12, 2018

Richard W. Pascoe
Chief Executive Officer and Secretary
Apricus Biosciences, Inc.
11975 El Camino Real, Suite 300
San Diego, CA 92130

       Re: Apricus Biosciences, Inc.
           Registration Statement on Form S-4
           Filed August 31, 2018
           File No. 333-227166

Dear Mr. Pascoe:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-4 Filed August 31, 2018

General

1. We note that you have a pending request for confidential treatment relating to Exhibits
       10.33, 10.34, and 10.35. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Richard W. Pascoe
Apricus Biosciences, Inc.
September 12, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any questions.



                                                           Sincerely,
FirstName LastNameRichard W. Pascoe
                                                           Division of
Corporation Finance
Comapany NameApricus Biosciences, Inc.
                                                           Office of Healthcare
& Insurance
September 12, 2018 Page 2
cc:       Jacob D. Steele, Esq.
FirstName LastName